ENSURGE, INC.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
888-978-9994

October 13, 2011

Jay Williamson, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, D.C. 20549

Re:	Ensurge, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 8, 2011
File No. 033-03275-D
Supplemental Response Letter
Dated September 29, 2011

Dear Mr. Williamson:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated September 29, 2011, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.

General Comments
Comment 1

We note your response to prior comment three of our letter dated August 11, 2011 and partially reissue.  Please provide us with your proposed draft disclosure addressing the material terms of these agreements, including any payment obligations you have under them.

Response

In our previous letter of response we stated that the agreements have been filed in 8-K filings and more discussion concerning these agreements were presented in the June 30, 2011 10-Q.  Included here is the paragraph we disclosed in the June 30, 2011 10-Q.

The agreements between Campos, Rodui, Rondon, and Nascimento are preliminary agreements to be followed by a definitive detailed agreement.  These current preliminary agreements for Campos, Rodui, and Rondon state that Ensurge will provide capital equipment, process the tailings and split the net profits.

As stated in this paragraph, these agreements are all preliminary in nature and thus there are no material terms or payment obligations at this time.  Once we have completed a definitive agreement, we will file an 8-K and include language detailing the material terms and any payment obligations in all subsequent filings.

Jay Williamson, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
September 29, 2011

Comment2

We note your response to prior comment four from our letter dated August 11, 2011 and partially reissue.  Based on your response it is unclear where you have described the material terms of the stock and options awards granted to your named executive officers.  In this respect your attention is directed to Item 402 (n) and (o) of Regulation S-K.

Response

We note that during the year ending December 31, 2010, the Officers of the Company were given the following stock and options:

During the month of July 2010, the Company issued 1,500,000 shares of common stock at a value of $0.14 to its Officers for a total value of $210,000 for services rendered.  During the month of August, the Company issued 3,000,000 options at a price of $0.14 to its Officers for a total value of $688,417 for services rendered, which was charged to expense.  In November 2010 the Company issued 2,250,000 options at a price of $0.14 to its Officers and an employee for a total value of $315,000.  The term of these options are 10 years from the date of the option. $7,324 was charged to expense in 2010.  These valuations are based on the Black Sholes model for SEC reporting purposes; however the exercise price was based on fair market value.

If you have further questions or need additional information, please let me know.

Sincerely,
ENSURGE, INC.

/s/ Jeff Hanks
CFO